UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         ------------

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                      (Amendment No. 1)

              Mediacom Communications Corporation
              -----------------------------------
                       (Name of issuer)

        Class A Common Stock, $0.01 par value per share
        -----------------------------------------------
                (Title of class of securities)

                          58446K 10 5
                          -----------
                        (CUSIP number)

                       December 31, 2001
                       ----------------
   (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                       [ ] Rule 13d-1 (b)
                       [ ] Rule 13d-1 (c)
                       [x] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58446K 10 5                13G                   Page 2 of 9 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morris Communications Company, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
NUMBER OF SHARES   5      SOLE VOTING POWER          9,500,000 Class A Common
                          ------------------------------------------------------
 BENEFICIALLY
                   6      SHARED VOTING POWER                0
  OWNED BY                ------------------------------------------------------

EACH REPORTING     7      SOLE DISPOSITIVE POWER     9,500,000 Class A Common
                          ------------------------------------------------------
PERSON WITH
                   8      SHARED DISPOSITIVE POWER           0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,500,000 Class A Common
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                 |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                 13G                 Page 3 of 9 Pages
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Shivers Investments, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
NUMBER OF SHARES   5      SOLE VOTING POWER         18,809,674 Class A Common
                          ------------------------------------------------------
 BENEFICIALLY
                   6      SHARED VOTING POWER                0
  OWNED BY                ------------------------------------------------------

EACH REPORTING     7      SOLE DISPOSITIVE POWER    18,809,674 Class A Common
                          ------------------------------------------------------
PERSON WITH
                   8      SHARED DISPOSITIVE POWER           0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,809,674 Class A Common
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                 |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         20.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                 13G                 Page 4 of 9 Pages
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William S. Morris III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
NUMBER OF SHARES   5      SOLE VOTING POWER         28,323,006 Class A Common
                          ------------------------------------------------------
 BENEFICIALLY
                   6      SHARED VOTING POWER                0
  OWNED BY                ------------------------------------------------------

EACH REPORTING     7      SOLE DISPOSITIVE POWER    28,323,006 Class A Common
                          ------------------------------------------------------
PERSON WITH
                   8      SHARED DISPOSITIVE POWER           0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,323,006 Class A Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                 |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         31.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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CUSIP No. 58446K 10 5                 13G                 Page 5 of 9 Pages
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Item 1(a).     Name of Issuer:

               Mediacom Communications Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 100 Crystal Run Road, Middletown, New York 10941.

Item 2(a).     Name of Person Filing:

                    This  statement is filed on behalf of Morris  Communications
               Company, LLC (formerly Morris Communications Corporation), Shivers Investments, LLC and William S. Morris III, who along with his spouse, controls both Morris Communications Company, LLC and Shivers Investments, LLC (collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The principal place of business of the Reporting  Persons is
               725 Broad Street, Augusta, Georgia 30901

Item 2(c).     Citizenship:

                    The  Reporting  Persons  are two Georgia  limited  liability companies and an individual resident of the State of Georgia and United States citizen.

Item 2(d).     Title of Class of Securities:

                    The title of the  securities  is Class A Common  Stock  (the
               "Class A Common Stock").

Item 2(e).     CUSIP Number:

                    The CUSIP number of the Class A Common Stock is 58446K 10 5.

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CUSIP No. 58446K 10 5                 13G                 Page 6 of 9 Pages
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Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or13d-2(b)
               or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under section 15 of the Act;

     (b)  |_| Bank as defined in section 3(a)(6) of the Act;

     (c)  |_| Insurance Company as defined in section 3(a)(19) of the Act;

     (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

     (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. | |

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CUSIP No. 58446K 10 5                 13G                 Page 7 of 9 Pages
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Item 4.  Ownership.

         (a)   Amount beneficially owned:

          Morris Communications Company, LLC (formerly Morris Communications Corporation) owns 9,500,000 shares of Class A Common Stock. Shivers Investments, LLC owns 18,809,674 shares of Class A Common Stock which it received as a capital contribution from Morris Communications Corporation, which at the time was the sole member of Shivers Investments, LLC. Further, William S. Morris III has the option to acquire within 60 days of December 31, 2000 an additional 13,332 shares of Class A Common Stock. William S. Morris III controls both Morris Communications Company, LLC and Shivers Investments, LLC. Thus, Mr. Morris beneficially owns a total of 28,323,006 shares of Class A Common Stock.

          (b)  Percent of class:

          The Reporting Persons own 31.3% of the outstanding shares of Class A Common Stock.

          (c)  Number of shares as to which such person has:


          (i) sole power to vote or to direct the vote:

          Shivers Investments, LLC has the sole power to vote or to direct the vote of 18,809,674 shares of Class A Common Stock. Morris Communications Company, LLC has the sole power to vote or to direct the vote of 9,500,000 shares of Class A Common Stock. William S. Morris III has the sole power to vote or to direct the vote of 28,323,006 shares of Class A Common Stock, which by reason of his control of said entities, includes the shares of Class A Common Stock owned by Shivers Investments, LLC and Morris Communications Company, LLC.

          (ii) shared power to vote or to direct the vote:

               Not applicable.

          (iii) sole power to dispose or to direct the disposition of:

          Shivers Investments, LLC has the sole power to dispose or direct the disposition of 18,809,674 shares of Class A Common Stock. Morris Communications Company, LLC has the sole power to dispose or direct the disposition of 9,500,000 shares of Class A Common Stock. William S. Morris III has the sole power to dispose or direct the disposition of 28,323,006 shares of Class A Common Stock, which by reason of his control of said entities, includes the shares of Class A Common Stock owned by Shivers Investments, LLC and Morris Communications Company, LLC.

          (iv) shared power to dispose or to direct the disposition of:

               Not applicable.

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CUSIP No. 58446K 10 5                 13G                 Page 8 of 9 Pages
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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

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CUSIP No. 58446K 10 5                 13G                 Page 9 of 9 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002


                              MORRIS COMMUNICATIONS COMPANY, LLC


                              By: /s/ William S. Morris III
                              -----------------------------
                              Name: William S. Morris III
                              Title: Chief Executive Officer



                              SHIVERS INVESTMENTS, LLC



                              By: /s/ William S. Morris III
                              -----------------------------
                              Name: William S. Morris III
                              Title: Chief Executive Officer



                               /s/ William S. Morris III
                              ----------------------------
                              William S. Morris III